Shengfeng Development Limited

July 25, 2022

Via EDGAR

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted January 27, 2022
CIK No. 0001863218

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated April 4, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 6”) is being submitted confidentially to accompany this letter.

Cover Page

1. We note your disclosure that “the terms ‘we,’ ‘us,’ ‘our Company,’ and ‘our’ refer to Shengfeng Development Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our variable interest entity in China, Shengfeng Logistics, and the VIE’s subsidiaries.” You further state that “neither we nor our subsidiaries own any equity interests in the VIE and the VIE’s subsidiaries.” Revise throughout to clearly disclose how you will refer to the holding company, subsidiaries, and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we revised our disclosure throughout the Amended Draft Registration Statement No. 6 to clearly disclose how we refer to the holding company, subsidiaries, and the VIE and the VIE’s subsidiaries.

2. Please update your disclosure here and elsewhere to discuss that the Cybersecurity Review Measures became effective on February 15, 2022.

Response: In response to the Staff’s comment, we updated our disclosure to reflect that the Cybersecurity Review Measures became effective on February 15, 2022.

Prospectus Summary

Corporate Structure, page 8

3. To ensure balanced disclosure in your organizational diagram, please revise the diagram to identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted.

Response: In response to the Staff’s comment, we revised the organization diagram on pages 8 and 63 of the Amended Draft Registration Statement No. 6 to identify clearly the entity in which investors are purchasing their interest and the entities in which our operations are conducted.

Consolidation, page 14

4. We note the revisions made to the schedules under this heading in response to comment 6. Please address the following points with regard to audited periods subsequent to inception of the VIE Agreements:

●	Present major line items, including disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiaries;

●	Revise the line items entitled Total Expenses on pages 15-18 that depict the Equity income of subsidiaries and VIEs. In this regard, the current depiction does not appear appropriate;

●	We note there are no balances or activity reflected in the Shengfeng Holding Limited and Fujian Tianyu Shengfeng Logistics Co., columns. However, we also note the statement on page 15 that “Shengfeng HK and Tianyu do not have any substantial assets or liabilities or result of operations.” Please tell us how the VIE Agreements are reflected in the consolidating schedules. In this regard, this schedule should disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: In response to the Staff’s comment, we revised our disclosure on pages 15-18 and pages 66-69 of the Amended Draft Registration Statement No. 6 to present major line items, including disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiaries. We also revised the line items entitled “Total expenses” on pages 15-18 and pages 66-69 of the Amended Draft Registration Statement No. 6. In addition, we revised the schedules to disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.

Dividend Distributions, page 19

5. We note you disclose that you intend to keep any future earnings to finance the expansion of your business, and you do not anticipate that any cash dividends will be paid in the foreseeable future. We further note you disclose that, as of the date of this prospectus, no cash transfer or transfer of other assets have occurred among you, your subsidiaries, and the consolidated VIE and VIE’s subsidiaries, and none of your subsidiaries, nor the consolidated VIE and VIE’s subsidiaries have made any dividends or distributions to you. Please expand your disclosure to provide a more detailed description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Also, quantify any dividends or distributions made to U.S. investors, the source, and their tax consequences or make clear that no such transfers, dividends, or distributions have been made to date.

Response: In response to the Staff’s comment, we revised our disclosure on pages 19-21 of the Amended Draft Registration Statement No. 6 to (i) provide a more detailed description of how cash is transferred through our organization; (ii) describe the restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors; (iii) describe the restrictions and limitations on our ability to distribute earnings from our subsidiaries and/or the consolidated VIE to the parent company and U.S. investors as well as our ability to settle amounts owed under the VIE agreements; and (iv) quantify the dividends or distributions made to U.S. investors.

Permissions Required from the PRC Authorities for The VIE’s Operation and the Company’s

Issuance of Securities to Foreign Investors, page 19

6. We note you disclose that you are currently not required to obtain permission from any of the PRC authorities to operate and issue your Class A Ordinary Shares to foreign investors, and none of you, your subsidiaries, the VIE nor the VIE’s subsidiaries are required to obtain permission or approval from the PRC authorities including the CSRC and CAC for the VIE’s operation, nor have you, your subsidiaries, the VIE nor the VIE’s subsidiaries received any denial for the VIE’s operations. We further note you disclose that if you are required to obtain any approval or permission from any of the PRC authorities for the VIE’s operation and/or the Company’s issuance of securities to foreign investors in the future, due to the change of applicable laws, regulations, or interpretations, you may incur additional costs to procure such approval or permission, and there is no guarantee that you can successfully obtain such approval or permission, and any failure to obtain such approval or permission could materially and adversely affect your business, impede your ability to continue your operations, and impact the value of a shareholder’s investment. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required.

Response: In response to the Staff’s comment, we revised our disclosure on pages 19 and 46 of the Amended Draft Registration Statement No. 6 to describe the consequences to us and our investors if we, our subsidiaries, or the VIE and its subsidiaries inadvertently conclude that such permissions or approvals are not required.

Compensation of Directors and Executive Officers, page 134

7. Please update executive compensation disclosure for fiscal year 2021. Please refer to Form F-1 and Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, we updated our executive compensation disclosure for fiscal year 2021 on page 130 of the Amended Draft Registration Statement No. 6.

Index to Consolidated Financial Statements, page F-1

8. We note your filing includes audited financial statements that are older than 12 months. Please update your financial statements pursuant to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we updated our financial statements pursuant to Item 8.A.4 of Form 20-F.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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